[HAWAIIAN ELECTRIC COMPANY, INC. LETTERHEAD]
October 30, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Kurt Murao

Re:	Hawaiian Electric Company, Inc.
Hawaii Electric Light Company, Inc.
Maui Electric Company, Limited
Registration Statement on Form S-3 filed January 20, 2006
File Nos. 333-131206, 333-131206-01, 333-131206-02
Ladies and Gentlemen:
     Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, each a Hawaii corporation (collectively, the “Registrants”), hereby apply pursuant to Rule 477 (17 C.F.R. § 230.477) of the Securities Act of 1933, as amended (the “Act”), to withdraw the registration statement on Form S-3, including all exhibits thereto (the “Registration Statement”), File Nos. 333-131206, 333-131206-01, 333-131206-02, filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on January 20, 2006.
     The Registrants are requesting withdrawal of the Registration Statement because they have determined, due to economic considerations, not to effect a public offering pursuant to the Registration Statement. The Registration Statement has not been declared effective and no securities of the Registrants have been sold pursuant to the Registration Statement. Accordingly, the Registrants believe the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.
     The Registrants respectfully request, in accordance with Rule 457(p), that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Hawaiian Electric Company, Inc. for future use.
     We understand that, in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be granted unless, within 15 calendar days after the filing date of the application, the Commission notifies the Registrants that the application for withdrawal will not be granted.

     If you have any questions, please direct them to our counsel, David J. Reber, Esq. of Goodsill Anderson Quinn and Stifel LLP. His direct telephone line is (808) 547-5611 and his direct facsimile number is (808) 441-1225.

Hawaiian Electric Company, Inc. Hawaii Electric Light Company, Inc. Maui Electric Company, Limited
By	/s/ Tayne S.Y. Sekimura
Tayne S.Y. Sekimura
Financial Vice President